[Letterhead of Analog Devices, Inc.]

September 2, 2020

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Attention: Thomas Jones

Re:    Analog Devices, Inc.

Registration Statement on Form S-4

File No. 333-248092

Request for Acceleration

Dear Mr. Jones:

Reference is made to the Registration Statement on Form S-4 (File No. 333-248092) initially filed by Analog Devices, Inc. (the “Company”) with the U.S. Securities and Exchange Commission on August 17, 2020, as amended by Amendment No. 1 thereto (the “Registration Statement”).

The Company hereby requests the Registration Statement be made effective at 4:00 p.m., Eastern time, on September 3, 2020, or as soon as possible thereafter, in accordance with Rule 461 of the General Rules and Regulations promulgated under the Securities Act of 1933, as amended.

If you have any questions or comments concerning this letter, or if you require any additional information, please feel free to contact Jenna Levine of Wachtell, Lipton, Rosen & Katz at (212) 403-1172. We also respectfully request that you notify Ms. Levine by telephone when this request for acceleration has been granted.

Very truly yours, Analog Devices, Inc.

By:	/s/ Margaret K. Seif
Name: Title:	Margaret K. Seif Chief People Officer and Chief Legal Officer

cc:	Mark Gordon, Wachtell, Lipton, Rosen & Katz

Jenna Levine, Wachtell, Lipton, Rosen & Katz

Mark Casper, Maxim Integrated Products, Inc.

Craig W. Adas, Weil, Gotshal & Manges LLP

Michael J. Aiello, Weil, Gotshal & Manges LLP